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                                 FORM 8-A/A
                             (Amendment No. 1)

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                        SURETY CAPITAL CORPORATION
          ------------------------------------------------------
          (Exact name of Registrant as specified in its charter)


       Delaware                                     75-2065607
-----------------------                          -------------------
(State of incorporation                            (IRS Employer
    or organization)                             Identification No.)


           1845 Precinct Line Road, Suite 100, Hurst, Texas 76054
           ------------------------------------------------------
                  (Address of Principal Executive Offices)

If this form relates to the                If this form relates to the
registration of a class of sec-            registration of a class of sec-
urities pursuant to section 12(b)          urities pursuant to section 12(g)
of the Exchange Act and is                 of the Exchange Act and is
effective pursuant to General              effective pursuant to General
Instruction A.(c) please check the         Instruction A.(d) please check
following box. [X]                         the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                 Name of each exchange on which
    to be so registered                 each class is to be registered
-----------------------------           ------------------------------
Common Stock, $0.01 par value		   American Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:


                                Common Stock
                              ----------------
                              (Title of class)

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Item 1.	Description of Registrant's Securities to be Registered.


Common Stock

	The Company is authorized to issue twenty million (20,000,000) shares of Common Stock, par value $0.01 per share, 5,761,348 of which shares were issued and outstanding as of June 9, 1998. The
Common Stock is traded on the American Stock Exchange under the symbol "SRY."

	Holders of shares of Common Stock are entitled to one vote per share, without cumulative voting, on all matters to be voted on by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

Preferred Stock

	The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof. Shares of preferred stock may be issued in one or more series with such rights and preferences as may be fixed and determined by the Board of Direc-tors, without further stockholder approval. Such rights or preferences may materially limit the rights evidenced by, or amounts payable with respect to, the Common Stock being registered.
 The issuance of shares of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company.

Stock Options

	The Company has adopted various stock option plans pursuant to which the Company has granted options to its employees and direc-tors to purchase shares of Common Stock. A total of 809,956 shares of Common Stock, subject to adjustment under certain circumstances, are subject to such outstanding options. The options are exercis-able at prices ranging from $3.125 to $6.9375 and have been granted for terms ranging from five (5) to ten (10) years, subject to earlier termination upon the occurrence of certain events. Some options are subject to vesting periods ranging from one to five years; other options are immediately exercisable upon grant. A total of 533,000 shares of Common Stock remain subject to issuance under the various stock option plans as of June 17, 1998.


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9% Convertible Subordinated Notes Due 2008

	On March 31, 1998 the Company issued, pursuant to a private placement, $4,350,000 aggregate principal amount of 9% convertible subordinated notes due 2008 (the "Notes") under an indenture dated as of March 31, 1998 between the Company and Harris Trust and Savings Bank, Chicago, Illinois, as trustee. Interest payments under the Notes are due March 31 and September 30 of each year, commencing September 30, 1998. Holders of the Notes may convert the Notes into Common Stock at any time after the issuance at a conversion price of $6.00 per share (166.6667 shares per $1,000, or 725,000 shares of Common Stock in total), subject to certain anti-dilution adjustments. The Notes may also be redeemed by the Company under certain circumstances. The Notes are unsecured obligations of the Company and subordinate in right of payment to all other indebtedness and liabilities of the Company. In the event of a default under the Notes, the payment of principal outstanding under the Notes may only be accelerated under certain limited circumstances.

Delaware Anti-Takeover Law

	The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affili-ates and associates, owns (or within three years prior, did own) 15% or more of the Company's voting securities. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approve in advance by the Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.

Other Anti-Takeover Provisions

	The Company has adopted a stockholder rights agreement which is intended to discourage takeover efforts or tender offers under which not all outstanding shares of Common Stock would be purchased for the same price and on substantially the same terms. Pursuant to the Surety Capital Corporation Rights Agreement dated as of June 17, 1997 between the Company and Securities Transfer Corpora-tion, as rights agent, as amended by instrument dated March 10, 1998, the Company declared a dividend of one right (a "Right") for each outstanding share of the Common Stock to stockholders of record at the close of business on June 6, 1997.

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	Each Right initially entitles stockholders to buy one share of
Common Stock at an exercise price of $10.00 (the "Purchase Price").
 The rights will be exercisable only if a person or group acquires
15% or more of the Common Stock or announces a tender offer the consummation of which would result in ownership by such person or group of 15% or more of the Common Stock. The Company will be entitled to redeem the Rights at $0.0001 per Right at any time prior to the tenth day after a person or group acquires 15% or more of the Common Stock, other than pursuant to a transaction approved by the Board of Directors. The Rights are redeemable even after a 15% or more acquisition, if the Board of Directors so determines, in connection with a merger of the Company with a "white knight" and under other circumstances.

	In the event of the acquisition by a person or group of 15% or more of the Common Stock, each Right will entitle its holder to purchase that number of shares of Common Stock equal to the result obtained by dividing the Purchase Price by 50% of the then current market price of the Common Stock.

	If the Company, or any subsidiary of the Company, is acquired in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold, each Right will entitle its holder to purchase that number of shares of common stock of the surviving or acquiring entity equal to the result obtained by dividing the purchase price paid in such transaction by 50% of the then current market price of the common stock of the surviving or acquiring entity.

Bylaw Provisions

        The bylaws of the Company contain provisions that could have the effect of delaying or deferring a change in control of the Company. The bylaws of the Company provide that directors may be removed with or without cause but only by a majority of the entire board of directors or by the holders of record of outstanding shares representing at least two-thirds of the voting power of all shares of capital stock. Additionally, the bylaws provide that any vacancies in the board of directors shall be filled only by the board of directors or by the stockholders at an annual meeting.
Any amendments to the bylaws by the stockholders requires the affirmative vote of holders of record of at least two-thirds of the voting power of all shares of capital stock. The bylaws also establish the protocol for the annual and special meetings of the stockholders as well as for the election of directors which could have the effect of delaying or deferring a change in control of the Company.

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Item 2.	Exhibits

3.1	Certificate of Incorporation.(1)

3.2	Certificate of Amendment of Certificate of Incorporation,
        as filed with the Delaware Secretary of State on April 8, 1987.(2)

3.3	Certificate of Amendment to the Certificate of Incorporation,
        as filed with the Delaware Secretary of State on April 4, 1988.(3)

3.4	Certificate of Designations Establishing Series of Shares of
        Preferred Stock, as filed with the Delaware Secretary of State on April 4, 1988.(3)

3.5	Certification of Elimination of Series of Shares of Preferred
        Stock, as filed with the Delaware Secretary of State on January 31, 1992.(4)

3.6	Certificate of Amendment to the Certificate of Incorporation,
        as filed with Delaware Secretary of State on June 14, 1993.(5)

3.7	Form of Common Stock certificate (specimen).(5)

3.8	Restated Bylaws of the Company.(6)

4.1	Rights Agreement between Surety Capital Corporation and
        Securities Transfer Corporation as Rights Agent, dated as of June 17, 1997(7); as amended by Amendment No. 1 to Rights
        Agreement of Surety Capital Corporation, dated as of March 10,
        1998(8).

10.1	Surety Capital Corporation 1988 Incentive Stock Option Plan.(4)

10.2	Surety Capital Corporation 1995 Incentive Stock Option Plan.(6)

10.3	Surety Capital Corporation Amended and Restated Stock Option
        Plan for Directors, and Form of Stock Option Agreement.(9)

10.4	Surety Capital Corporation 1997 Non-Qualified Stock Option
        Plan for Officers and Key Employees, and Form of Stock Option Agreement.(8)

10.5	Surety Capital Corporation 1997 Non-Qualified Stock Option
        Plan for Non-Employee Directors, and Form of Stock Option
        Agreement.(8)

10.6	Surety Capital Corporation 1998 Incentive Stock Option Plan.(8)

_______________________

	(1)	Filed with Registration Statement No. 33-1983 on Form S-1
                and incorporated by reference herein.

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	(2)	Filed with the Company's Form 10-K dated October 31,
                1987 and incorporated by reference herein.

	(3)	Filed with the Company's Form 10-Q for the quarter ended
                April 30, 1988 and incorporated by reference herein.

	(4)	Filed with the Company's Form 10-K dated December 31,
                1991 and incorporated by reference herein.

	(5)	Filed with the Company's Form 10-K dated December 31,
                1993 and incorporated by reference herein.

	(6)	Filed with the Company's Form 10-K dated December 31,
                1994 and incorporated by reference herein.

	(7)	Filed with the Company's Form 8-K dated June 17, 1997
                and incorporated by reference herein.

	(8)	Filed with the Company's Form 10-K dated December 31,
                1997 and incorporated by reference herein.


	(9)	Filed with the Company's Form 10-K dated December 31,
                1996 and incorporated by reference herein.

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                                   SIGNATURE

	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        SURETY CAPITAL CORPORATION



Date:  June 17, 1998 			By: /s/ C. Jack Bean
                                            -------------------------
                                            C. Jack Bean, Chairman of
                                            the Board


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